UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: April 18, 2023	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES NET PROFIT OF $37.0 MILLION OR $1.02 PER SHARE,
EXPANDING ITS ANNUALIZED RETURN ON EQUITY TO 13.7% FOR 1Q23

PANAMA CITY, REPUBLIC OF PANAMA, April 18, 2023
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the First Quarter (“1Q23”) ended March 31, 2023.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q23	4Q22	1Q22
Key Income Statement Highlights
Net Interest Income ("NII")	$52.6	$49.4	$25.7
Fees and commissions, net	$4.8	$5.3	$3.9
Gain (loss) on financial instruments, net	$1.7	$(1.6)	$0.6
Total revenues	$59.2	$53.2	$30.2
Provision for credit losses	$(6.3)	$(5.8)	$(8.1)
Operating expenses	$(15.9)	$(16.4)	$(11.0)
Profit for the period	$37.0	$31.0	$11.1
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.02	$0.85	$0.31
Return on Average Equity (“ROE”) (2)	13.7%	11.6%	4.5%
Return on Average Assets (ROA) (3)	1.6%	1.3%	0.6%
Net Interest Margin ("NIM") (4)	2.41%	2.11%	1.32%
Net Interest Spread ("NIS") (5)	1.82%	1.63%	1.15%
Efficiency Ratio (6)	26.9%	30.8%	36.4%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$8,716	$8,726	$8,412
Commercial Portfolio (8)	$7,778	$7,706	$7,321
Investment Portfolio	$938	$1,020	$1,091
Total assets	$9,249	$9,284	$8,458
Total equity	$1,096	$1,069	$1,005
Market capitalization (9)	$633	$588	$565
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.3%	15.3%	16.2%
Capital Adequacy Ratio (Regulatory) (11)	13.5%	13.2%	13.4%
Total assets / Total equity (times)	8.4	8.7	8.4
Liquid Assets / Total Assets (12)	14.1%	13.7%	9.2%
Credit-impaired loans to Loan Portfolio (13)	0.5%	0.4%	0.2%
Impaired credits (14) to Credit Portfolio	0.4%	0.4%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.8%	0.8%	0.7%
Total allowance for losses to Impaired credits (times) (15)	2.1	1.9	5.2

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1Q23 FINANCIAL AND BUSINESS HIGHLIGHTS
•Positive trend for higher Profitability, with Net Profit of $37.0 million in 1Q23 (+19% QoQ; +232% YoY), driven by continued growth trend on top line revenues from higher Net Interest Income (“NII”) and fee income.
•Expanded Annualized Return on Equity (“ROE”) to 13.7% in 1Q23, increasing 212 bps QoQ and 925 bps YoY. The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.3% and 13.5%, respectively, as the Bank remained committed to a strong capitalization.
•Growth trend in NII for eighth consecutive quarter, increasing to $52.6 million in 1Q23 (+6% QoQ; +105% YoY), as Net Interest Margin (“NIM”) expanded to 2.41% in 1Q23 (+30 bps QoQ; +109 bps YoY), on the back of higher lending spreads and market rates.
•Higher YoY Fees and Commissions totaling $4.8 million for 1Q23 (-9% QoQ; +22% YoY), as fee income from letters of credit sustained its increasing trend for sixth consecutive quarters (+6% QoQ; +18% YoY), offsetting the uneven transaction-based nature of the Bank’s loan syndication activity.
•Constant improvement in Efficiency Ratio to 26.9% in 1Q23 (-400 bps QoQ; -958 bps YoY) on the back of solid revenue growth, overcompensating higher YoY operating expenses related to strategy execution. For the 1Q23, operating expenses seasonally decreased 3% QoQ mainly due to slower pace in administrative expenses.
•Steady level of Credit Portfolio at $8,716 million as of March 31, 2023 (stable QoQ; +4% YoY).
◦Commercial Portfolio EoP balances reached $7,778 million at 1Q23 (+1% QoQ; +6% YoY), as the Bank favored margin expansion through optimization of portfolio mix and risk-adjusted returns. Consequently, 1Q23 average Commercial Portfolio balances decreased 6% QoQ but still up 12% YoY.
◦Investment Portfolio stood at $938 million as of March 31, 2023 (-8% QoQ; -14% YoY), mostly consisting of credit investment portfolio held at amortized cost, enhancing credit exposure diversification.
•Healthy asset quality, with 0.4% of impaired credits (Stage 3) for a total of $35 million at 1Q23, unchanged from the previous quarter, with a reserve coverage of over 2x. Most of the credit portfolio (98%) remains classified as low risk or Stage 1.
•Solid liquidity position at 14.1% of total assets as of March 31, 2023, or $1,303 million, consisting of cash and due from banks mostly placed with the Federal Reserve Bank of New York. Bladex continues to benefit from a resilient deposit franchise and a well-diversified funding base.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Our focus on profitability is reflected on Bladex’s strong first quarter results. The Bank’s treasury unit and commercial team performed exceptionally well, with record net interest income and strong fee income, particularly in the Bank’s letter of credit unit. We have carefully executed a well-thought-out strategy, designed to capitalize on the strong upside potential of Bladex’s unique business model while leveraging the current macro-scenario. We remain committed to enhancing the Bank’s profitability in 2023 by prioritizing strategic investments and operational efficiency. We are optimistic about the execution of the strategic plan and anticipate a year of transition towards slower growth, eventually lower interest rates, and slightly lower inflation rates. Despite the challenges, we see substantial opportunities for Bladex, and we are prepared to take advantage of them while maintaining our commitment to credit underwriting standards. Our target for sustained increase in profitability reflects our confidence to execute the strategic plan and deliver value to Bladex’s shareholders.”

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RESULTS BY BUSINESS SEGMENT
The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost (or the “Loan Portfolio”), amounted to $6,685 million at the end of 1Q23, slightly decreasing 1% QoQ and increasing 3% YoY.

Bladex’s Commercial Portfolio reached $7,778 million at quarter-end, increasing 1% from $7,706 million in the prior quarter and increasing 6% YoY from $7,321 million in 1Q22, as the Bank favored margin expansion through optimization of portfolio mix and risk-adjusted returns. Consequently, average Commercial Portfolio balance reached $7,504 million for 1Q23 (-6% QoQ; +12% YoY).

Weighted average lending rates resulted in 7.46% for 1Q23 (+119 bps QoQ; +473 bps YoY), mostly reflecting higher lending spreads and the increase in market interest rates experienced throughout 2022 and 1Q23.

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As of March 31, 2023, 69% of the Commercial Portfolio was scheduled to mature within a year, representing decreases of 3 pp from the previous quarter and of 5 pp from a year ago. Trade finance transactions accounted for 61% of the bank’s short-term origination, up from 60% in the previous quarter, and down from 67% a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio as of March 31, 2023, highlighting its diversified risk by country and across industry segments:

Bladex’s maintains a well-diversified exposure across countries. As of March 31, 2023, 44% of the Commercial Portfolio was geographically distributed in investment grade countries, similar to both 4Q22 and 1Q22, and remained centered on preserving credit quality through a well-diversified exposure with top-tier clients across the Region. Mexico, at 13% of the total Commercial Portfolio, replaced Brazil, at 12%, as the largest country-risk exposure. The Bank focused its growth in other relevant countries with enhanced risk reward, which also include, Colombia at 12%, Guatemala at 10%, Peru and Chile, both at 8% and top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) and Dominican Republic both at 7% of the total portfolio.

The Commercial Portfolio also remained well-diversified across industries and focused on high quality borrowers. Exposure to the Bank’s traditional client base comprising financial institutions represented 42% of the total Commercial Portfolio. Sovereign and state-owned corporations accounted for 17% of the total Commercial Portfolio while top tier corporates throughout the Region accounted for the remainder 41% of the total. Exposure to corporates was well diversified across sectors, with most industries representing 5% or less of the total Commercial Portfolio, except for certain sectors, benefiting from higher commodity prices and LatAm trade flows, such as Oil & Gas (Downstream) at 11%, Food and Beverage at 7%, Electric Power at 6% of the Commercial Portfolio at the close of 1Q23.

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Refer to Exhibit VII for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit IX for the Bank’s distribution of loan disbursements by country.

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

(US$ million)	1Q23	4Q22	1Q22	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$44.8	$43.5	$25.3	3%	78%
Other income	5.0	5.5	4.1	-9%	21%
Total revenues	49.8	49.0	29.4	2%	70%
Provision for credit losses	(3.9)	(2.2)	(7.4)	-81%	47%
Operating expenses	(11.8)	(12.9)	(8.8)	8%	-35%
Profit for the segment	$34.1	$33.9	$13.2	0%	158%
Commercial Segment Profit increased to $34.1 million in 1Q23 (+0.5% QoQ and +158% YoY). Quarterly results were mostly driven by higher NII stemming from the sustained margin expansion, significantly offsetting higher provision requirements mostly associated to individual reserves allocated to impaired credits. The year-on-year increase was the result of higher NII from margin expansion and increased market-based rates, offsetting higher operating expenses associated to personnel costs and other expenses related to the Bank’s strategy implementation.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment manages the Bank’s investment portfolio and overall structure of its assets and liabilities to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

The Bank’s liquid assets, mostly consisting of cash and due from banks, as well as highly rated corporate debt securities (‘A-‘ or above), totaled $1,303 million as of March 31, 2023, compared to $1,269 million as of December 31, 2022, and $782 million as of March 31, 2022. At the end of those periods, liquidity balances to total assets represented 14%, 14% and 9%, respectively, while the liquidity balances to total deposits ratio was 37%, 40% and 24%, respectively. As of March 31, 2023, $1,102 million, or 85% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York.

The credit investment portfolio, related to the Treasury’s investment management activities aimed to diversify exposures and complement the Bank’s Commercial Portfolio, resulted in $899 million at the end of 1Q23, a 5% decrease compared to the $942 million level a quarter ago and a 2% decrease over the $919 million reported a year ago. The Bank’s total Investment Portfolio, which also considers $39 million in highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, amounted to $938 million in principal amount as of March 31, 2023, mostly consisting of readily-quoted U.S., Latin American and Multilateral securities. Refer to Exhibit VIII for a per-country risk distribution of the Investment Portfolio.

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Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of March 31, 2023, total funding amounted to $7,872 million, a slight decrease compared to $7,908 million a quarter ago, and increasing 10% compared to $7,165 million a year ago.

Deposit balances increased 12% QoQ and 10% YoY to $3,569 million at the close of 1Q23. Deposit levels reflect the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 42% of total deposits at the end of 1Q23, enhanced by the Bank’s Yankee CD program, which complements the short-term funding structure. As of March 31, 2023, deposits represented 45% of total funding sources, compared to 40% in the previous quarter and 45% a year ago.

Funding through securities sold under repurchase agreements (“Repos”) resulted in $348 million at the end of 1Q23 (+16% QoQ; +1% YoY), while short- and medium-term borrowings and debt totaled $3,955 million at the end of 1Q23 (-10% QoQ; +11% YoY).

Weighted average funding costs resulted in 4.66% for 1Q23 (+77 bps QoQ; +354 bps YoY), mostly reflecting the recent increase in market interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	1Q23	4Q22	1Q22	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$7.8	$6.0	$0.5	31%	1568%
Other income (expense)	1.6	(1.7)	0.4	190%	292%
Total revenues	9.4	4.2	0.9	122%	980%
Provision for credit losses	(2.4)	(3.6)	(0.8)	32%	-224%
Operating expenses	(4.0)	(3.5)	(2.2)	-15%	-82%
Profit (loss) for the segment	$2.9	$(2.9)	$(2.1)	200%	237%
The Treasury Business Segment recorded a $2.9 million profit for 1Q23 (+200% QoQ; +237% YoY). The quarterly profit mostly resulted from higher total revenues derived from (i) increased NII stemming from the positive effect of increasing market-based rates and (ii) higher income mainly from its hedging derivatives positions. These positive effects more than offset the allocated provisions in 1Q23 on certain investment securities classified as Stage 2 under IFRS 9, and higher operating expenses as the Bank strengthened its work force and other expenses mostly related to strategy implementation.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q23	4Q22	1Q22	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$143.4	$130.9	$45.0	10%	219%
Interest expense	(90.8)	(81.5)	(19.3)	11%	371%
Net Interest Income ("NII")	$52.6	$49.4	$25.7	6%	105%

Net Interest Spread ("NIS")	1.82%	1.63%	1.15%	12%	58%

Net Interest Margin ("NIM")	2.41%	2.11%	1.32%	14%	83%

NII increased 6% QoQ and 105% YoY to $52.6 million for 1Q23, mostly driven by the effect of higher lending rates (+119 bps QoQ; +473 bps YoY for 1Q23), benefiting from the continued enhancement of lending spreads, the positive impact of higher market base-rate differential between assets and liabilities, a reflection of the Bank’s short-term asset sensitive interest rate gap. This positive effect was partly offset QoQ by the net impact of lower average lending volumes (-7% QoQ).

NIM expanded to 2.41% in 1Q23 (+30 bps QoQ; +109 bps YoY), supported by both, higher Net Interest Spread and by the impact of increasing market-based rates on the overall yield of assets financed by the Bank’s equity.

FEES AND COMMISSIONS
Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	1Q23	4Q22	1Q22	QoQ (%)	YoY (%)
Letters of credit fees	3.9	3.7	3.3	6%	18%
Loan syndication fees	0.4	1.3	0.4	-70%	-8%
Other commissions, net	0.5	0.3	0.2	93%	157%
Fees and Commissions, net	$4.8	$5.3	$3.9	-9%	22%
Fees and Commissions, net, decreased 9% QoQ and increased 22% YoY to $4.8 million in 1Q23, as fee income from letters of credit sustained its increasing trend for sixth consecutive quarters (+6% QoQ; +18% YoY), offsetting the uneven transaction-based nature of the Bank’s loan syndication desk activity.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22	31-Mar-22
Allowance for loan losses
Balance at beginning of the period	$55.2	$55.1	$50.6	$49.2	$41.5
Provisions (reversals)	$4.1	$0.9	$3.5	$1.4	$7.7
Recoveries (write-offs)	$0.0	$(0.8)	$1.0	$0.0	$0.0
End of period balance	$59.3	$55.2	$55.1	$50.6	$49.2

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$3.6	$2.4	$2.5	$3.5	$3.8
(Reversals) provisions	$(0.2)	$1.2	$(0.1)	$(0.9)	$(0.3)
End of period balance	$3.5	$3.6	$2.4	$2.5	$3.5

Allowance for Investment Portfolio losses
Balance at beginning of the period	$8.0	$4.4	$2.9	$2.6	$1.8
Provisions (reversals)	$2.4	$3.6	$1.4	$0.4	$0.7
Recoveries (write-offs)	$(0.7)	$0.0	$0.0	$0.0	$0.0
End of period balance	$9.7	$8.0	$4.4	$2.9	$2.6

Total allowance for losses	$72.4	$66.8	$61.8	$56.0	$55.2

Total allowance for losses to Credit Portfolio	0.8%	0.8%	0.7%	0.6%	0.7%
Credit-impaired loans to Loan Portfolio	0.5%	0.4%	0.1%	0.2%	0.2%
Impaired Credits to Credit Portfolio	0.4%	0.4%	0.1%	0.2%	0.2%
Total allowance for losses to credit-impaired loans (times)	2.1	1.9	5.8	5.3	5.2

Stage 1 Exposure (low risk) to Total Credit Portfolio	98%	98%	98%	98%	98%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	2%	2%	2%	2%	2%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%

As of March 31, 2023, the total allowance for credit losses increased to $72.4 million, representing a coverage ratio of 0.8% for the Credit Portfolio, compared to $66.8 million, or 0.8%, at the end of 4Q22, and $55.2 million, or 0.7%, at the end of 1Q22. Overall, provisions for credit losses amounted to $6.3 million in 1Q23, mostly on increased individual reserves allocated to impaired credits (Stage 3) and higher reserves on certain investment securities classified at Stage 2 with increased risk since origination.

Impaired credits (Stage 3) remained unchanged at $35 million as of March 31, 2023. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 98% of total credits, while Stage 2 credits represented 2% of the total credits.

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OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	1Q23	4Q22	1Q22	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	9.7	9.8	7.4	-1%	31%
Depreciation of investment property, equipment and improvements	0.5	0.5	0.5	4%	3%
Amortization of intangible assets	0.2	0.2	0.1	11%	51%
Other expenses	5.4	5.9	2.9	-8%	86%
Total Operating Expenses	$15.9	$16.4	$11.0	-3%	44%
Efficiency Ratio	26.9%	30.8%	36.4%
Operating expenses decreased to $15.9 million in 1Q23 (-3% QoQ; +44% YoY). The quarterly decrease was mostly due to the slower pace in administrative expenses. The year-on-year increase was mostly attributable to the Bank’s focus on strengthening its execution capabilities, reflected on higher personnel costs and other expenses related to the Bank’s strategy implementation.

The Efficiency Ratio improved to 26.9% in 1Q23 from 30.8% in the prior quarter and 36.4% a year ago, on the back of solid revenue growth (+11% QoQ and +96% YoY), overcompensating the YoY increase in operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-23	31-Dec-22	31-Mar-22	QoQ (%)	YoY (%)
Total equity	$1,096	$1,069	$1,005	2%	9%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	15.3%	15.3%	16.2%	0%	-5%
Risk-Weighted Assets (Basel III – IRB)(10)	$7,150	$6,996	$6,224	2%	15%
Capital Adequacy Ratio (Regulatory) (11)	13.5%	13.2%	13.4%	2%	0%
Risk-Weighted Assets (Regulatory) (11)	$8,198	$8,118	$7,555	1%	9%
Total assets / Total equity (times)	8.4	8.7	8.4	-3%	0%
Shares outstanding (in thousand)	36,447	36,325	36,268	0%	0%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.4 million common shares outstanding as of March 31, 2023. At the same date, the total assets to total equity ratio stood at 8.4 times, and the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.3% reflecting the 2% quarterly increase in risk-weighted assets, while equity levels increased 2% QoQ. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 13.5% as of March 31, 2023, well above the regulatory minimum of 8%. Under this banking regulatory methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.25 per share corresponding to 1Q23. The cash dividend will be paid on May 17, 2023, to shareholders registered as of May 4, 2023.

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•Appointment of Director: On March 30, 2023, after a thorough selection process, in compliance with applicable laws and regulations, and as provided for in the Articles of Incorporation, the Board of Directors of the Bank appointed Ms. Angelica Ruiz Celis as Class E Director to replace Ms. Lorenza Martinez Trigueros, who tendered her resignation on May 30, 2022. Ms. Angelica Ruiz Celis’ initial term shall expire on the date of the Annual Meeting of Shareholders of the year 2025.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

11

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.
Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.
CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 19, 2023 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial +1 888 686-3653 in the United States or, if outside the United States, +1 718 866-4614. Participants should use conference passcode 877068, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

12

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2023	December 31, 2022	March 31, 2022	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,313,883	$1,241,586	$653,789	$72,297	6%	$660,094	101%

Securities, net	$939,875	$1,023,632	$1,099,189	$(83,757)	(8)	(159,314)	(14)

Loans, net	$6,700,566	$6,760,434	$6,449,282	$(59,868)	(1)	251,284	4

Customers' liabilities under acceptances	$137,586	$163,345	$193,119	$(25,759)	(16)	(55,533)	(29)
Derivative financial instruments - assets	$125,707	$68,159	$34,725	$57,548	84	90,982	262
Equipment and leasehold improvements, net	$16,882	$17,282	$17,329	$(400)	(2)	(447)	(3)
Intangibles, net	$2,368	$2,104	$1,690	$264	13	678	40
Other assets	$11,774	$7,368	$9,260	$4,406	60	2,514	27

Total assets	$9,248,641	$9,283,910	$8,458,383	$(35,269)	0	$790,258	9%

Liabilities

Demand deposits	$503,341	$233,757	$436,137	$269,584	115%	$67,204	15%
Time deposits	$3,065,398	$2,956,959	$2,819,731	$108,439	4	245,667	9
	$3,568,739	$3,190,716	$3,255,868	$378,023	12	312,871	10
Interest payable	$17,438	$14,670	$2,165	$2,768	19	15,273	705
Total deposits	$3,586,177	$3,205,386	$3,258,033	$380,791	12	328,144	10

Securities sold under repurchase agreements	347,594	300,498	345,848	47,096	16	1,746	1
Borrowings and debt, net	3,955,042	4,416,511	3,563,200	(461,469)	(10)	391,842	11
Interest payable	44,037	47,878	15,020	(3,841)	(8)	29,017	193

Lease Liabilities	16,491	16,745	17,487	(254)	(2)	(996)	(6)
Acceptance outstanding	137,586	163,345	193,119	(25,759)	(16)	(55,533)	(29)
Derivative financial instruments - liabilities	34,068	33,761	29,672	307	1	4,396	15
Allowance for loan commitments and financial guarantee contract losses	3,461	3,628	3,455	(167)	(5)	6	0
Other liabilities	28,652	26,811	27,993	1,841	7	659	2

Total liabilities	$8,153,108	$8,214,563	$7,453,827	$(61,455)	(1)%	$699,281	9%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(111,863)	(114,097)	(115,135)	2,234	2	3,272	3
Additional paid-in capital in excess of value assigned of common stock	119,782	120,498	119,797	(716)	(1)	(15)	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	571,474	543,612	489,936	27,862	5	81,538	17
Other comprehensive income (loss)	4,931	8,125	(1,251)	(3,194)	(39)	6,182	494

Total equity	$1,095,533	$1,069,347	$1,004,556	$26,186	2%	$90,977	9%

Total liabilities and equity	$9,248,641	$9,283,910	$8,458,383	$(35,269)	0%	$790,258	9%

13

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2023	December 31, 2022	March 31, 2022	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$143,379	$130,898	$45,004	$12,481	10%	$98,375	219%
Interest expense	(90,759)	(81,465)	(19,283)	(9,294)	(11)	(71,476)	(371)

Net Interest Income	52,620	49,433	25,721	3,187	6	26,899	105

Other income (expense):
Fees and commissions, net	4,812	5,294	3,949	(482)	(9)	863	22
Gain (loss) on financial instruments, net	1,704	(1,573)	566	3,277	208	1,138	201
Other income, net	39	31	16	8	26	23	144
Total other income, net	6,555	3,752	4,531	2,803	75	2,024	45

Total revenues	59,175	53,185	30,252	5,990	11	28,923	96

Provision for credit losses	(6,331)	(5,753)	(8,111)	(578)	(10)	1,780	22

Operating expenses:
Salaries and other employee expenses	(9,736)	(9,802)	(7,445)	66	1	(2,291)	(31)
Depreciation of investment properties, equipment and improvements	(548)	(528)	(533)	(20)	(4)	(15)	(3)
Amortization of intangible assets	(187)	(168)	(124)	(19)	(11)	(63)	(51)
Other expenses	(5,419)	(5,909)	(2,920)	490	8	(2,499)	(86)
Total operating expenses	(15,890)	(16,407)	(11,022)	517	3	(4,868)	(44)

Profit for the period	$36,954	$31,025	$11,119	$5,929	19%	$25,835	232%

PER COMMON SHARE DATA:
Basic earnings per share	$1.02	$0.85	$0.31
Diluted earnings per share	$1.02	$0.85	$0.31
Book value (period average)	$30.01	$29.16	$27.72
Book value (period end)	$30.06	$29.44	$27.70

Weighted average basic shares	36,360	36,325	36,249
Weighted average diluted shares	36,360	36,325	36,249
Basic shares period end	36,447	36,325	36,268

PERFORMANCE RATIOS:
Return on average assets	1.6%	1.3%	0.6%
Return on average equity	13.7%	11.6%	4.5%
Net interest margin	2.41%	2.11%	1.32%
Net interest spread	1.82%	1.63%	1.15%
Efficiency Ratio	26.9%	30.8%	36.4%
Operating expenses to total average assets	0.70%	0.68%	0.55%

14

EXHIBIT III
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2023			December 31, 2022			March 31, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,300,847	$14,399	4.43%	$1,198,448	$11,162	3.64%	$1,104,575	$503	0.18%
Securities at fair value through OCI	60,943	44	0.29	79,096	73	0.36	182,403	156	0.34
Securities at amortized cost (1)	917,190	6,340	2.77	950,308	6,581	2.71	737,931	4,137	2.24
Loans, net of unearned interest	6,569,158	122,596	7.46	7,057,102	113,082	6.27	5,887,768	40,208	2.73

TOTAL INTEREST EARNING ASSETS	$8,848,138	$143,379	6.48%	$9,284,954	$130,898	5.52%	$7,912,677	$45,004	2.28%

Allowance for loan losses	(54,901)			(57,142)			(43,559)
Non interest earning assets	392,594			288,901			263,036

TOTAL ASSETS	$9,185,831			$9,516,714			$8,132,154

INTEREST BEARING LIABILITIES
Deposits	3,460,338	$40,058	4.63%	3,577,918	$33,556	3.67%	$3,155,179	$3,540	0.45%
Securities sold under repurchase agreement and short-term borrowings and debt	2,093,945	23,214	4.43	2,452,626	22,637	3.61	1,865,683	4,393	0.94
Long-term borrowings and debt, net (2)	2,240,506	27,487	4.91	2,168,575	25,272	4.56	1,863,515	11,350	2.44

TOTAL INTEREST BEARING LIABILITIES	$7,794,789	$90,759	4.66%	$8,199,119	$81,465	3.89%	$6,884,376	$19,283	1.12%

Non interest bearing liabilities and other liabilities	$300,023			$258,409			$243,072

TOTAL LIABILITIES	8,094,812			8,457,528			7,127,448

EQUITY	1,091,019			1,059,185			1,004,705

TOTAL LIABILITIES AND EQUITY	$9,185,831			$9,516,714			$8,132,154

NET INTEREST SPREAD			1.82%			1.63%			1.15%

NET INTEREST INCOME AND NET INTEREST MARGIN		$52,620	2.41%		$49,433	2.11%		$25,721	1.32%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

15

EXHIBIT IV
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/23	DEC 31/22	SEP 30/22	JUN 30/22	MAR 31/22
Net Interest Income:
Interest income	$143,379	$130,898	$92,666	$64,053	$45,004
Interest expense	(90,759)	(81,465)	(52,508)	(31,354)	(19,283)
Net Interest Income	52,620	49,433	40,158	32,699	25,721

Other income (expense):
Fees and commissions, net	4,812	5,294	6,279	4,269	3,949
Gain (loss) on financial instruments, net	1,704	(1,573)	(329)	(74)	566
Other income, net	39	31	209	24	16
Total other income, net	6,555	3,752	6,159	4,219	4,531

Total revenues	59,175	53,185	46,317	36,918	30,252

Provision for credit losses	(6,331)	(5,753)	(4,824)	(833)	(8,111)
Total operating expenses	(15,890)	(16,407)	(14,619)	(13,063)	(11,022)

Profit for the period	$36,954	$31,025	$26,874	$23,022	$11,119

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.02	$0.85	$0.74	$0.63	$0.31

PERFORMANCE RATIOS
Return on average assets	1.6%	1.3%	1.2%	1.1%	0.6%
Return on average equity	13.7%	11.6%	10.3%	9.1%	4.5%
Net interest margin	2.41%	2.11%	1.77%	1.54%	1.32%
Net interest spread	1.82%	1.63%	1.43%	1.32%	1.15%
Efficiency Ratio	26.9%	30.8%	31.6%	35.4%	36.4%
Operating expenses to total average assets	0.70%	0.68%	0.63%	0.60%	0.55%

16

EXHIBIT V
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/23	DEC 31/22	MAR 31/22
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$44,829	$43,477	$25,254
Other income	4,992	5,494	4,132
Total revenues	49,821	48,971	29,386
Provision for credit losses	(3,904)	(2,160)	(7,361)
Operating expenses	(11,844)	(12,893)	(8,800)

Profit for the segment	$34,073	$33,918	$13,225

Segment assets	6,854,382	6,940,335	6,658,539

TREASURY BUSINESS SEGMENT:

Net interest income	$7,791	$5,956	$467
Other income (expense)	1,563	(1,742)	399
Total revenues	9,354	4,214	866
Provision for credit losses	(2,427)	(3,593)	(750)
Operating expenses	(4,046)	(3,514)	(2,222)

(Loss) Profit for the segment	$2,881	$(2,893)	$(2,106)

Segment assets	2,383,965	2,336,958	1,790,642

TOTAL:

Net interest income	$52,620	$49,433	$25,721
Other income	6,555	3,752	4,531
Total revenues	59,175	53,185	30,252
Provision for credit losses	(6,331)	(5,753)	(8,111)
Operating expenses	(15,890)	(16,407)	(11,022)
Profit for the period	$36,954	$31,025	$11,119
Total segment assets	9,238,347	9,277,293	8,449,181
Unallocated assets	10,294	6,617	9,202
Total assets	9,248,641	9,283,910	8,458,383

17

EXHIBIT VI
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2023		December 31, 2022		March 31, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$50	1	$56	1	$66	1	$(6)	$(16)
BOLIVIA	12	0	4	0	3	0	8	9
BRAZIL	1,013	12	1,105	13	1,119	13	(92)	(106)
CHILE	723	8	575	7	771	9	148	(48)
COLOMBIA	981	11	811	9	904	11	170	77
COSTA RICA	246	3	327	4	305	4	(81)	(59)
DOMINICAN REPUBLIC	541	6	612	7	322	4	(71)	219
ECUADOR	360	4	416	5	367	4	(56)	(7)
EL SALVADOR	38	0	30	0	97	1	8	(59)
GUATEMALA	799	9	813	9	577	7	(14)	222
HONDURAS	169	2	180	2	258	3	(11)	(89)
JAMAICA	98	1	14	0	83	1	84	15
MEXICO	1,079	12	993	11	934	11	86	145
PANAMA	482	6	582	7	411	5	(100)	71
PARAGUAY	136	2	155	2	122	1	(19)	14
PERU	623	7	655	8	626	7	(32)	(3)
TRINIDAD & TOBAGO	132	2	129	1	134	2	3	(2)
UNITED STATES OF AMERICA	539	6	559	6	539	6	(20)	—
URUGUAY	142	2	35	0	127	2	107	15
MULTILATERAL ORGANIZATIONS	—	0	35	0	84	1	(35)	(84)
OTHER NON-LATAM (1)	553	6	640	7	563	7	(87)	(10)

TOTAL CREDIT PORTFOLIO (2)	$8,716	100%	$8,726	100%	$8,412	100%	$(10)	$304

UNEARNED INTEREST AND DEFERRED FEES	(17)		(17)		(10)		—	(7)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,699		$8,709		$8,402		$(10)	$297

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

18

EXHIBIT VII
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2023		December 31, 2022		March 31, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$50	1	$56	1	$66	1	$(6)	$(16)
BOLIVIA	12	0	4	0	3	0	8	9
BRAZIL	959	12	1,035	13	1,017	14	(76)	(58)
CHILE	608	8	462	6	661	9	146	(53)
COLOMBIA	937	12	757	10	859	12	180	78
COSTA RICA	238	3	317	4	303	4	(79)	(65)
DOMINICAN REPUBLIC	536	7	607	8	317	4	(71)	219
ECUADOR	360	5	416	5	367	5	(56)	(7)
EL SALVADOR	38	1	30	0	97	1	8	(59)
GUATEMALA	799	10	813	11	572	8	(14)	227
HONDURAS	169	2	180	2	258	4	(11)	(89)
JAMAICA	98	1	14	0	83	1	84	15
MEXICO	979	13	892	12	837	11	87	142
PANAMA	457	6	553	7	387	5	(96)	70
PARAGUAY	136	2	155	2	122	2	(19)	14
PERU	592	8	594	8	539	7	(2)	53
TRINIDAD & TOBAGO	132	1	129	2	134	2	3	(2)
URUGUAY	142	1	35	0	127	2	107	15
OTHER NON-LATAM (1)	536	7	657	9	572	8	(121)	(36)

TOTAL COMMERCIAL PORTFOLIO (2)	$7,778	100%	$7,706	100%	$7,321	100%	$72	$457

UNEARNED INTEREST AND DEFERRED FEES	(17)		(17)		(10)		—	(7)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,761		$7,689		$7,311		$72	$450

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2023, Other Non-Latam was comprised of United States of America ($50 million), European countries ($312 million) and Asian countries ($174 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

19

EXHIBIT VIII
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2023		December 31, 2022		March 31, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$54	6	$70	7	$102	9	$(16)	$(48)
CHILE	115	12	113	11	110	10	2	5
COLOMBIA	44	5	54	5	45	4	(10)	(1)
COSTA RICA	8	1	10	1	2	0	(2)	6
DOMINICAN REPUBLIC	5	1	5	0	5	0	0	0
GUATEMALA	0	0	0	0	5	0	0	(5)
MEXICO	100	11	101	10	97	9	(1)	3
PANAMA	25	3	29	3	24	2	(4)	1
PERU	31	3	61	6	87	8	(30)	(56)
UNITED STATES OF AMERICA	489	52	502	49	501	46	(13)	(12)
MULTILATERAL ORGANIZATIONS	0	0	35	3	84	8	(35)	(84)
OTHER NON-LATAM (1)	67	6	40	4	29	3	27	38

TOTAL INVESTMENT PORTFOLIO (2)	$938	100%	$1,020	100%	$1,091	100%	$(82)	$(153)

(1)Risk in highly rated countries outside the Region
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

20

EXHIBIT IX
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY			Change in Amount
	(A)	(B)	(C)
COUNTRY	1Q23	4Q22	1Q22	(A) - (B)	(A) - (C)
BOLIVIA	39	75	0	(36)	39
BRAZIL	511	333	464	178	47
CHILE	273	220	332	53	(59)
COLOMBIA	386	296	284	90	102
COSTA RICA	83	67	159	16	(76)
DOMINICAN REPUBLIC	175	415	157	(240)	18
ECUADOR	41	23	45	18	(4)
EL SALVADOR	10	0	56	10	(46)
GUATEMALA	237	306	169	(69)	68
HONDURAS	35	34	222	1	(187)
JAMAICA	116	100	198	16	(82)
MEXICO	434	510	567	(76)	(133)
PANAMA	165	314	153	(149)	12
PARAGUAY	161	83	58	78	103
PERU	101	350	189	(249)	(88)
TRINIDAD & TOBAGO	45	21	0	24	45
UNITED STATES	583	404	20	179	563
URUGUAY	69	3	197	66	(128)
OTHER NON-LATAM (1)	222	322	191	(100)	31

TOTAL LOAN DISBURSED (2)	$3,686	$3,876	$3,461	$(190)	$225

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

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